Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT PURCHASES ADDITIONAL SHARES OF FRASER PAPERS THROUGH EQUITY RIGHTS OFFERING

TORONTO, January 24, 2008 – Brookfield Asset Management Inc. (TSX/NYSE: BAM) (“Brookfield”) today announced that, in connection with the recently announced equity rights offering of Fraser Papers Inc. (“Fraser Papers”) (TSX:FPS), Brookfield has acquired an additional 18,813,245 common shares of Fraser Papers.  This acquisition brings the total number of shares beneficially owned by Brookfield to 35,374,941, which represents 70.5% of the outstanding common shares of Fraser Papers.  The shares were acquired for investment purposes.  The total investment represents C$54.6 million.

Brookfield Asset Management Inc. focuses on property, power and infrastructure assets.  The company has approximately $90 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s web site at www.brookfield.com.

NOTE: This press release may contain forward-looking information and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words “opportunities” and “create” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Asset Management believes that the anticipated actions expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual outcome to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions; the behaviour of financial markets including fluctuations in interest and exchange rates. We caution that the foregoing list of important factors that may affect future results is not exhaustive.  The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Denis Couture
SVP, Investor Relations, Corporate and International Affairs
Brookfield Asset Management Inc.
Tel.: (1) (416) 956-5189
dcouture@brookfield.com
www.brookfield.com